Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14a-6 under the Securities Exchange Act of 1934, as amended
Filing Person: Corporate Property Associates 16 — Global Incorporated / CPA 16 Holdings Inc.
Subject Company: Corporate Property Associates 14 Incorporated
Registration No. 333-171538
March 14, 2010
Dear Financial Advisor,
The boards of directors (the “boards”) of Corporate Property Associates 14 Incorporated (“CPA®:14”) and Corporate Property Associates 16 — Global Incorporated (“CPA®:16 — Global”) have approved a plan that will provide CPA®:14 stockholders with liquidity options for their investments. The boards have proposed to merge the two companies, with CPA®:16 — Global being the surviving company. Each board has voted unanimously to approve the merger and related transactions and determined that they are in the best interest of their stockholders.
We believe that this plan offers CPA®:14 stockholders an excellent opportunity to realize the full appreciation of CPA®:l4’s portfolio and CPA®:16 — Global stockholders the ability to acquire a large portfolio of high-quality, net-leased properties that complement CPA®:16 — Global’s existing portfolio, providing even greater portfolio diversification and the opportunity to increase its revenue and cash flow.
CPA®:l4’s board recommends that its stockholders vote FOR the merger. In the merger, CPA®:l4 stockholders will receive total consideration of $11.50 per share, consisting of (i) a $1.00 per share special cash distribution and (ii) the right to elect to receive for each share of CPA®:l4 common stock that he or she owns either (a) 1.1932 shares of newly issued CPA®:l6 — Global common stock or (b) $10.50 in cash. CPA®:l4 stockholders must make their election for either cash or stock at the time of voting. If an investor does not vote or votes and does not make an election, they will receive shares of CPA®:16 — Global in exchange for their shares of CPA®:14. The exchange of CPA®:14 shares for shares of CPA®:16 — Global is intended to be nontaxable. However, for more information on the tax basis of a CPA®:l4 stockholder electing to receive cash, please see the Tax Basis and Capital Gain Analysis table below.
While stockholders of CPA®:16 — Global are not required to approve the merger itself, CPA®:16 — Global stockholders are being asked to approve:
•	an alternate merger structure to provide for a tax-efficient transaction if the amount of cash elected to be received by CPA®:14 stockholders in the merger could cause the merger to be a taxable transaction;

•	the reorganization of CPA®:16 — Global into an umbrella partnership REIT, or “UPREIT,” structure; and

•	to amend CPA®:16 — Global’s charter to increase its authorized shares from 250,000,000 to 400,000,000.
Included in this package you will find a list of your clients who are CPA®:14 and CPA®:16 — Global stockholders and copies of the merger-related documents that are being sent to them.
The timeline of events for the proposed merger is as follows:
February 28, 2011 — Record date for stockholders entitled to vote on the merger proposal

March 14 2011 — Commencement of mailing of Joint Proxy Statement/Prospectus to stockholders and their financial advisors
March 14, 2011 through April 26, 2011 — Proxy solicitation period. All proxies for stockholders not in attendance at the Special Meetings must be received and processed prior to the meeting.

April 26, 2011 —	CPA®:14 Special Meeting at 10 a.m. ET at the offices of W. P. Carey & Co. LLC CPA®:16 — Global Special Meeting at 11 a.m. ET at the offices of W. P. Carey & Co. LLC
Stockholders may authorize their proxy:
•	By mail, in the return envelope stockholders have been provided

•	By Internet at www.proxy-direct.com

•	By telephone (U.S. and Canada residents only) at 1-866-241-6192, 24 hours a day, 7 days a week
If we approach the date of the Special Meeting and have not reached quorum for either meeting, Computershare Fund Services, the solicitation agent for the merger, may contact your clients to solicit their vote. Please encourage your clients who are CPA®:14 stockholders and/or CPA®:16 — Global stockholders to vote at their earliest convenience. With your assistance, we will be able to get the votes required without your clients being contacted by Computershare Fund Services.
Computershare Fund Services may answer any questions that you or your clients may have as they relate to the proposed merger. They can be reached at their toll-free number, 1-866-525-2692. Please contact our Investor Relations Department at 1-800-WP CAREY (1-800-972-2739) with questions regarding any of your clients’ stockholdings or tax information.
We thank you again for your continued confidence and support.
Most sincerely,

Wm. Polk Carey	Trevor P. Bond
Chairman	Chief Executive Officer

Additional information regarding the enclosed client reports:
Enclosed is a list of your clients who are eligible to vote in the merger. Please note the following:
•	In addition to providing a detailed account of your clients eligible to vote in the proposed merger, the list indicates which stockholders acquired shares of CPA®:14 common stock in the merger of CPA®:12 into CPA®:14 in 2006.

•	All distributions related to the proposed merger and any additional distributions paid through the closing of the merger will be issued to the payee of record at the time of payment. The current payee is provided.

•	Historical tax information through year-end 2010 for CPA®:14 stockholders who purchased shares during CPA®:14’s public offering and hold the shares in their original registration is included in this package. For additional information regarding the tax basis of your clients, please see the Tax Basis and Capital Gain Analysis.
Tax Basis and Capital Gain Analysis:
If a CPA®:14 stockholder elects to receive cash in the merger, he or she will recognize gain or loss in an amount equal to the difference between the cash received and the holder’s adjusted tax basis in the CPA®:14 common stock. The tax basis of a stockholder’s common stock is generally the price paid to purchase the shares, adjusted to reflect certain events with respect to the common stock. A holder’s tax basis would change, for example, as a result of receiving a distribution that is not taxable as a dividend for federal income tax purposes, sometimes referred to as a “return of capital distribution.” The basis of CPA®:14 common stock acquired through certain transactions, such as a tax-deferred merger, depends on the specific details of the acquisition transaction.
How can I estimate the tax basis for a CPA®:14 investment?
To calculate the estimated adjusted basis for the total investment at the time of the merger, the total return of capital distributions reported on the stockholder’s annual Forms 1099-DIV in box 3, “Nondividend Distribution,” should be subtracted from the total amount of capital invested. The amount of capital invested, which represents the original basis, would include the purchase cost of the initial investment, any additional investments pursuant to the public offering, and any purchases pursuant to the Distribution Reinvestment and Share Purchase Plan (DRIP). If shares were acquired due to inheritance prior to 2010, the fair market value of the shares at the time the shares were inherited should be used as the original basis. If shares were acquired due to inheritance in 2010 or later, special rules apply for the purpose of determining the basis of the shares.
If the stockholder elects to receive cash, the estimated capital gain on the sale of shares can be calculated by subtracting the estimated tax basis from the total merger consideration received.
Total Merger Consideration — Estimated Tax Basis = Estimated Capital Gain
For your convenience, we have included the historical tax information through year-end 2010 for your clients who purchased CPA®:14 shares during the public offering and who continue to hold their entire shares in the original registration. Based on an estimate of CPA®:14’s earnings and profits for 2011 through the closing of the merger , it is estimated that the $1.00 per share special cash distribution will be considered a Nondividend Distribution and will therefore further reduce the estimated tax basis of the stockholder. This estimate is subject to change and does not reflect any additional distributions paid or to be paid in 2011. Actual results may differ materially. For historical tax information related to your clients’ investments that have been assigned or partially redeemed or who acquired CPA®:14 shares pursuant to the merger of CPA®:12 into CPA®:14 in 2006, please contact Investor Relations at 1-800-WP CAREY.
You can access a tool at www.cpa14.com, which may assist you in determining the estimated adjusted basis and capital gains. This tool should not be used to calculate the estimated per share capital gain if multiple investments have been made over a period of time. In those cases, there may be a different per share cost basis for the initial investment, additional investments and any purchases made pursuant to DRIP, and the cost basis should be calculated in individual lots.
What is the estimated taxable gain per share for a full term CPA®:14 investor?

Below please find the historical distribution information for a CPA®:14 stockholder that purchased his or her shares at the inception of CPA®:14’s initial public offering and holds them through the closing of the proposed merger (a “full-term investor”). This information is for illustration purposes only. Each stockholder should contact his or her tax advisor for advice about the holder’s particular tax consequences

			Per Share	Per Share
	Distribution Per	Nondividend	Nondividend	Estimated Tax
Tax Year	Share	Distribution %	Distribution	Basis
1998	$0.307057	0.00%	$0.000000	$10.00
1999	$0.649136	15.52%	$0.100746	$9.90
2000	$0.659412	0.00%	$0.000000	$9.90
2001	$0.707501	38.43%	$0.271893	$9.63
2002	$0.749350	51.19%	$0.383592	$9.24
2003	$0.754200	24.93%	$0.188022	$9.06
2004	$0.758200	24.56%	$0.186214	$8.87
2005	$0.762900	21.30%	$0.162498	$8.71
2006	$1.251052	0.00%	$0.000000	$8.71
2007	$0.885733	0.00%	$0.000000	$8.71
2008	$0.697823	0.00%	$0.000000	$8.71
2009	$0.774092	14.22%	$0.110076	$8.60
2010	$0.798900	32.79%	$0.261959	$8.34
Special Distribution	$1.000000	100%	$1.000000	$7.34
Estimated Taxable Gain Per Share for a Full-Term Investor — Cash Election in Merger

CPA®:14 NAV	$11.50
Estimated Tax Basis	$-7.34

Estimated Capital Gain	$4.16

1.	The estimated tax basis information shown above is applicable only to a share of CPA®:14 common stock that was purchased by a full-term investor at $10 before the first non-taxable distribution in 1999 and is based solely on the distributions and non-taxable distributions paid by CPA®:14, or expected to be paid in the case of the $1.00 per share special cash distribution payable in connection with the proposed merger with CPA®:16 — Global. The estimated tax basis does not include any distributions paid or to be paid in 2011. The estimated tax basis shown above does not apply to any other shares of common stock of CPA®:14, including shares acquired pursuant to the merger of CPA®:12 into CPA®:14 in 2006 (see table below), shares acquired pursuant to CPA®:14’s distribution reinvestment plan and shares acquired pursuant to bequests or inheritance.

2.	The non-taxable nature of the $1.00 per share special cash distribution payable in connection with the proposed merger is based on an estimate of CPA®:14’s earnings and profits for 2011 through the closing of the merger and is subject to change and does not reflect any additional distributions paid or to be paid in 2011. Actual results may differ materially.
What is the estimated taxable gain per share of CPA®:14 for an original CPA®:12 stockholder?
Below please find the historical distribution information for a CPA®:14 stockholder that purchased shares of CPA®:12 at the inception of CPA®:12’s initial public offering, elected to receive shares of CPA®:14 common stock in the merger of CPA®:12 into CPA®:14, and holds the shares through the closing of the current proposed merger (a “full-term CPA®:12 investor”). This information is for illustration purposes only. Each stockholder should contact his or her tax advisor for advice about the holder’s particular tax consequences

			Per Share	Per Share
	Distribution Per	Nondividend	Nondividend	Estimated Tax
Tax Year	Share	Distribution %	Distribution	Basis
1994	$0.329663	0.00%	$0.000000	$10.00
1995	$0.752005	0.00%	$0.000000	$10.00
1996	$0.782377	14.73%	$0.115244	$9.88
1997	$0.807210	0.00%	$0.000000	$9.88
1998	$0.810400	30.48%	$0.247010	$9.64

			Per Share	Per Share
	Distribution Per	Nondividend	Nondividend	Estimated Tax
Tax Year	Share	Distribution %	Distribution	Basis
1999	$0.813600	19.86%	$0.161581	$9.48
2000	$0.816800	1.86%	$0.015192	$9.46
2001	$0.820000	46.76%	$0.383432	$9.08
2002	$0.823200	47.83%	$0.393737	$8.68
2003	$0.826200	13.21%	$0.109141	$8.57
2004	$0.826800	37.15%	$0.307156	$8.27
2005	$0.881410	0.00%	$0.000000	$8.27
2006	$1.099290	85.78%	$0.942971	$7.32
2006 Merger Conversion				$8.43
2007	$0.885733	0.00%	$0.000000	$8.43
2008	$0.697823	0.00%	$0.000000	$8.43
2009	$0.774092	14.22%	$0.110076	$8.32
2010	$0.798900	32.79%	$0.261959	$8.05
Special Distribution	$1.000000	100%	$1.000000	$7.05
Estimated Taxable Gain Per Share for a Full-Term CPA®:12 Investor — Cash Election in Merger

CPA®:14 NAV	$11.50
Estimated Tax Basis	$-7.05

Estimated Capital Gain	$4.45

1.	The estimated tax basis information shown above is applicable only to a share of CPA®:14 common stock that was purchased by a full-term CPA®:12 investor at $10 before the first non-taxable distribution in 1996 who acquired shares pursuant to the merger of CPA®:12 into CPA®:14 in 2006 and is based solely on the distributions and non-taxable distributions paid by CPA®:12 and CPA®:14, or expected to be paid in the case of the $1.00 per share special cash distribution payable in connection with the proposed merger with CPA®:16 — Global. The estimated tax basis does not include distributions paid or to be paid in 2011. The estimated tax basis shown above does not apply to any other shares of common stock of CPA®:14, including shares acquired at the inception of CPA®:14’s initial public offering (see table above), shares acquired pursuant to CPA®:14’s distribution reinvestment plan and shares acquired pursuant to bequests or inheritance.

2.	The non-taxable nature of the $1.00 per share special cash distribution payable in connection with the proposed merger is based on an estimate of CPA®:14’s earnings and profits for 2011 through the closing of the merger and is subject to change and does not reflect any additional distributions paid or to be paid in 2011. Actual results may differ materially.
Additional Information About The Proposed Merger
CPA®:14 stockholders, CPA®:16 — Global stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials which were filed by CPA®:14 and CPA®:16 — Global with the U.S. Securities and Exchange Commission (the “SEC”). These documents contain important information, which should be read carefully before any decision is made with respect to the proposed merger. As these documents are filed with the SEC, they become available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:16 — Global’s website (www.cpa16global.com) or by accessing CPA®:14’s website (www.cpa14.com). CPA®:16 — Global, CPA®:14 and certain of their executive officers and members of management may be deemed to be participants in the solicitation of stockholders in connection with the proposed merger. Investors may obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the proposed merger, by reading the joint proxy statement/prospectus filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.